March 27, 2006

SUBMITTED VIA EDGAR

Ms. Nili   Shah

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:	American Woodmark Corporation
Form 10-K for the fiscal year ended April 30, 2005 filed July 14, 2005
Commission File No. 0-14798

Dear Ms. Shah:

This letter represents American Woodmark Corporation’s response to your letter dated March 13, 2006. Below please find both the text of your inquiry, as well as our response, which is typed in bold font.

Form 10-K for the fiscal year ended April 30, 2005

Critical Accounting Policies, page 16

1.

We have reviewed your response to comment 5 in our letter dated February 21, 2006, and note that you will disclose a sensitivity analysis related to your pension plans in future filings. Please confirm to us that in future filings, you will also disclose material deviations between results based on your actuarial assumptions and actual plan performance, and the known material trends and uncertainties relating to the plans, including those caused by these deviations.

Company Response: In future 10-K filings, the Company will include appropriate disclosure of material deviations between results based on our actuarial assumptions and actual plan performance, and the known material trends and uncertainties relating to the plans, including those caused by these deviations.

Note I — Commitments and Contingencies, page 33

2.

We have reviewed your response to comment 7 in our letter dated February 21, 2006. Paragraph 10 of SFAS No. 5 requires disclosure of the nature of loss contingencies and the expected range of loss, when it is reasonably possible that you have incurred losses in excess of amounts already accrued. We note you believe that the aggregrate range of loss stemming from the various suits and asserted and unasserted claims deemed to be either probable or reasonably possible are not material. With respect to the reasonably possible losses addressed by paragraph 10, please tell us, in greater detail, on what basis you believe the losses to be immaterial. In this regard, please provide us with a comprehensive SAB 99 materiality analysis, which includes your consideration of all quantitative and qualitative factors. Your quantitative materiality analysis should provide the range of reasonably possibly losses for each type of claim, as well as your consideration of the materiality of this range with respect to amounts included in your balance sheet, statement of income, and statement of cash flows.

Ms. Nili  Shah

March 27, 2006

Company Response: On at least a quarterly basis, the Company, in consultation with its legal counsel, reviews all known suits and asserted and unasserted claims. As required by SFAS 5, the Company categorizes the various suits and claims into three categories according to their likelihood for resulting in potential loss; those that are probable (i.e., more likely than not), those that are reasonably possible, and those that are deemed to be remote. The Company accounts for these loss contingencies in accordance with SFAS 5. Where losses are deemed to be probable and estimable, accruals are made. Where losses are deemed to be reasonably possible or remote, a range of loss estimates is determined. Where no loss estimate range can be made, the Company and its counsel perform a worst case estimate. In determining these loss range estimates, the Company considers known values of similar claims in consultation with counsel. Pursuant to SFAS 5, if no accrual is made, or if an exposure to loss exists in excess of the amount accrued, disclosure of the contingency is made when there is at least a reasonable possibility that a material loss may have been incurred.

The list of all suits and claims including those pending before the EEOC known to the Company as of January 31, 2006 totaled 40. The total number of claims and the total estimated range of loss, in pretax dollars, for each category are as follows:

Category	Number of Claims	Estimated Loss Range For All Claims in Category
Probable	7	$0 to $291,700
Reasonably Possible	8	$0 to $110,400
Remote	25	$0 to $315,000

The Company has recorded accruals at the highest end of the loss range for the seven claims included above in the “probable” category, based on the Company’s best estimate pursuant to SFAS 5. The Company does not believe it has any exposure to loss in excess of the amounts accrued.

Given aggregate estimated exposure, the Company does not believe that the “reasonably possible” claims are material to the Company’s income statement, balance sheet or statement of cash flows. Further, the estimated potential loss values of reasonably possible suits and claims have been consistent for the periods covered by the Form 10-Q filings for the Company up to and including the period ended January 31, 2006.

In consideration of SAB 99, the Company also performs a qualitative materiality review of all suits and asserted and unasserted claims. Through this analysis, the Company considers if the suits and claims deemed reasonably possible would be viewed by a reasonable investor as having significantly altered the total mix of information made available, alter analyst’s consensus expectations of the Company’s results, affect the Company’s compliance with regulatory requirements, affect the Company’s compliance with loan covenants or other contractual requirements, increase the management’s compensation, or involve an unlawful transaction. The Company does not believe any of the reasonably possible suits and claims meet these qualitative materiality criteria.

Sincerely,

Jonathan H. Wolk
Vice President-Finance and Chief Financial Officer

cc: Jenn Do, Division of Corporation Finance